October 22, 2010
Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Callon Petroleum Company Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 12, 2010 File No. 001-14039
Dear Mr. Hiller:
          On behalf of Callon Petroleum Company, we hereby submit the following responses to your letter dated September 28, 2010, containing comments from the staff of the Securities and Exchange Commission relating to Callon’s Form 10-K.
          In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide its further comments at its earliest convenience.
Form 10-K for the Fiscal Year Ended December 31, 2009
Financial Statements
Note 15 — Oil and Gas Properties, page 76
1.	Please provide the disclosures required by FASB ASC paragraph 932-235-50-1B related to your capitalized exploratory well costs.
Response:	Callon drilled no wells during 2009, had no wells in progress at December 31, 2009, and had no exploratory wells that were capitalized for greater than one year at December 31, 2009. Therefore, Callon believes no disclosure is required by FASB ASC paragraph 932-235-50-1 B.
2.	We note your tabular disclosures indicating that you incurred negative development costs in 2009. Please explain the events or circumstances that caused your development costs to become negative and provide an analysis which quantifies the effects of these events on your development costs.
Response:	As noted on page 73 in footnote 11, “Asset Retirement Obligations,” Callon recorded downward revisions to its estimates of $22.5 million in

Mr. Karl Hiller
October 22, 2010

addition to settlements of $8.2 million for a combined downward adjustment of $30.7 million. Offsetting these amounts were $19.1 million of development costs incurred during 2009, which when netted with the $30.7 million adjustments previously discussed, resulted in the $11.6 million credit to development costs reflected on page 76 in footnote 15, “Oil and Gas Properties.” As discussed in footnote 13, the primary driver of the $22.5 million downward revision in its estimates related to the receipt from the MMS of its approval to abandon in place the Callon’s Entrada #1 and #2 wells. Specifically, the MMS agreed that the temporary abandonment was sufficient and no more work would be required, which accounted for $16.0 million of the $22.5 million downward revisions.
Note 18 — Supplemental Oil and Gas Reserve Data (Unaudited), page 79
Estimated Reserves, page 80
3.	Please provide separate disclosures of the changes in your proved developed and undeveloped reserves to comply with FASB ASC paragraphs 932-235-50-4 and 50-5.
Response:	In future filings, Callon will include a table showing the beginning of period and end of period quantities of estimated net proved undeveloped reserves, shown separately for crude oil and natural gas.
Engineering Comments
Business and Properties, page 3
Acquisitions and Divestitures, page 4
4.	We note your statement, “We estimate that the typical well in this [Haynesville] field will have gross recoverable reserves of 6.4 billion cubic feet of natural gas (“Bcf”) per well and cost approximately $9.0 million to drill and complete” and its lack of category specification. With a view toward possible disclosure, please support this statement to us with engineering evidence and explain the reason(s) that you presented probable reserves for this property on your website, but did not disclose probable reserves in your filing.
Response:	The typical Haynesville well performance and ultimate recovery was determined by developing an average “type curve” for wells in and around the surrounding area. Historical production information available from IHS Energy was used to establish IP (initial production rate), hyperbolic exponent, and initial decline rate. A terminal decline was fixed at 6%. Costs estimates were developed using available drilling records to

Mr. Karl Hiller
October 22, 2010

estimate the total days to drill a well including a pilot hole and side-track for the horizontal section for the first well. Rig rates and associated services costs were estimated through open bid process and job proposals for various services. The estimate to drill the initial well with a pilot hole was $9.9 million and the six follow-on development wells were $8.6 million each for an average drill and complete cost of $8.8 million.

By definition, non-proven reserve estimates are less certain than proved reserve estimates. As is customary in the industry, Callon chooses not to disclose non-proven reserve estimates in its filings with the SEC in order that such reserve numbers not be given undue credibility in the marketplace. As is also customary in the industry, Callon does disclose probable and possible resources for its properties in investor presentations as estimated by its independent reserve engineers or its internal reserve engineers with the appropriate cautionary note to investors. Callon specifically refers investors to the 10-K filing for proved reserves within all investor presentations.
Oil and Gas Properties Summary, page 5
5.	We note the proved reserve assignment of 29.7 BCFE to your 15% working interest in the Medusa project which is operated by Murphy Exploration. For this same property, the operator appears to disclose total proved reserves at year-end 2009 of 49.2 BCFE which seems to indicate your share to be 7.4 BCFE. Please support to us your reserve estimates for this property with engineering evidence. We may have further comment.
Response:	We are unable to specifically address the manner in which the operator, Murphy Oil Corporation, has characterized the proved reserves for Medusa. We suspect the major differences are a result of the level of engineering review and evaluation performed by each respective company along with differences in ownership for certain wells. In mid 2009, Callon performed a subsurface technical re-evaluation of the Medusa field. Booked reserves at year-end 2009 reflect the results of the subsurface re-evaluation as well as discussions with Murphy regarding future field development. Also from discussions between the two companies, Callon understands that Murphy will also be performing a subsurface technical re-evaluation of the medusa field which is expected to be completed mid 2011. Upon completion of the Murphy subsurface technical re-evaluation, Callon has requested a joint engineering review to define future wellbore utility to optimize recovery of reserves. After the joint engineering meetings to review the results, Callon expects any differences in the characterization of proved reserves to be minor in nature.

Mr. Karl Hiller
October 22, 2010

Proved year-end 2009 reserves include PDP of 8.4 Bcfe, PDNP of 14.2 Bcfe, and PUD of 7.1 Bcfe. The PDNP reserves are behind pipe in existing wellbores and are scheduled to be produced throughout the life of the asset as existing producing zones deplete. The PUD reserves is attributed to a future side-track of the A-1 well back to the T-4C sand following a mechanical failure in the initial completion.

The A-1 well initially produced in the T-4C sand from November 2003 until August 2004 when mechanical problems occurred in the completion. A workover was performed to repair the mechanical problems, but was unsuccessful. The A-1 well was then recompleted to the T-1B sand in January 2005. Callon supports and understands that Murphy plans to sidetrack the A-1 well back to the T-4C sand.
Leasehold Acreage, page 12
6.	Please expand the presentation of your undeveloped acreage to discuss the near term expiration of any material undeveloped acreage as contemplated in Item 1208(b) of Regulation S-K.
Response:	All of Callon’s onshore developed and undeveloped acreage and all of Callon’s offshore productive leases are currently held by production. In future Form 10-K filings, Callon will disclose the amount of acreage and the cost of such acreage attributable to leases with an expiration date over the surrounding two years and, if material, any plans Callon has with respect to such leases.
Major Customers, page 12
7.	Please expand your discussion to include the information pertaining to your product delivery commitments, if any, as specified in Item 1207 of Regulation S-K. If you have none, please so state.
Response:	Callon has no product delivery commitments. In future SEC filings, Callon will describe any such arrangements it may enter into as required by Item 1207, or will state that it has no such arrangements.
Risk Factors, page 17
Our reserve information represents estimates that may turn out to be incorrect if the assumptions upon which these estimates are based are inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves, page 19

Mr. Karl Hiller
October 22, 2010

8.	We note your statement, “In addition, estimates of proved reserves may be adjusted to reflect production history, results of exploration and development, prevailing oil and gas prices and other factors, many of which are beyond our control.” Please expand this disclosure to discuss the assumptions over which you have control, e.g. hydrocarbons in place, recovery factors, initial production rates.
Response:	Callon proposes replacing the third paragraph under this risk factor with the following in future Form 10-Ks:
“Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from the estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this report. Additionally, reserves and future cash flows may be subject to material downward or upward revisions, based upon production history, development drilling and exploration activities and prices of oil and natural gas. We incorporate many factors and assumptions into our estimates including:
•	Expected reservoir characteristics based on geological, geophysical and engineering assessments;

•	Future production rates based on historical performance and expected future operation investment activities;

•	Future oil and gas prices and quality and locational differentials; and

•	Future development and operating costs.
Although we believe our assumptions are reasonable based on the information available to us at the time we prepare our estimates, our actual results could vary considerably from estimated quantities of proved natural gas and oil reserves (in the aggregate and for a particular geographic location), production, revenues, taxes and development and operating expenditures. Our policies and practices regarding internal controls over the recording of reserves are structured to objectively and accurately estimate our oil and gas reserves quantities and present values in compliance with the SEC’s regulations and US GAAP. We provided information about our oil and gas properties, including production profiles, prices and costs, to our independent reserve engineer and they prepare their own estimates of the reserves attributable to our properties.”
Weather, unexpected subsurface conditions, and other unforeseen operating hazards may adversely impact our ability to conduct business, page 23
9.	Please expand your statement, “we could experience blowouts or other damages to the productive formations that may require a well to be re-drilled or other corrective action

Mr. Karl Hiller
October 22, 2010

to be taken;” to discuss the consequences of loss of hydrocarbon containment during drilling, transportation or processing. Address offshore operations separately.
Response:	Callon proposes replacing the third paragraph under this risk factor with the following in future Form 10-Ks:
“Weather, unexpected subsurface conditions, and other unforeseen operating hazards may adversely impact our ability to conduct business. There are many operating hazards in exploring for and producing oil and gas, including:
•	our drilling operations may encounter unexpected formations or pressures, which could cause damage to equipment or personal injury;

•	we may experience equipment failures which curtail or stop production;

•	we could experience blowouts or other damages to the productive formations that may require a well to be re-drilled or other corrective action to be taken;

•	hurricanes, storms and other weather conditions could cause damages to our production facilities or wells; and

•	because of these or other events, we could experience environmental hazards, including release of oil and gas from spills, gas leaks, and ruptures.
If we experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses in excess of our insurance coverage as a result of:
•	injury or loss of life;

•	severe damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation and penalties;

•	suspension of our operations; and

•	repairs to resume operations.
Offshore operations are also subject to a variety of additional operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for development or leasehold acquisitions, or result in loss of equipment and properties.

We cannot assure you that we will be able to maintain adequate insurance at rates we consider reasonable to cover our possible losses from operating hazards. The occurrence

Mr. Karl Hiller
October 22, 2010

of a significant event not fully insured or indemnified against could materially and adversely affect our financial condition and results of operations.”
Standardized Measure, page 81
10.	We note the prices used in your computation of the 2009 standardized measure of $4.75/MCFG and $57.40/BO. Please tell us the bench mark prices and illustrate for us your determination of these adjusted prices.
Response:	Please see the spread sheets attached to this letter.
Exhibit 99.1
11.	We note the omission of items prescribed by Item 1202(a)(8) of Regulation S-K. Please obtain and file a third party reserve report that includes:
•	The date on which the report was completed;

•	The bench mark product prices (prior to adjustment of quality, transportation, etc.) used in the estimation of your 2009 proved reserves;

•	A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves; and

•	A discussion regarding the inherent uncertainties of reserves estimates.
Response:	Future reports from our engineers will include all of the disclosures prescribed by Item 1202(a)(8) of Regulation S-K. In particular, such reports will include the date on which the report was completed (if different from the date of the report) and the economic assumptions used, including bench mark product prices (prior to adjustment of quality, transportation, etc.) used in the estimation of the reserves.

In addition, with respect to possible effects of regulation, future reports will include a statement similar to the following: “Callon has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.”

Finally, with respect to inherent uncertainties of reserve estimates, future reports will include a statement similar to the following: “The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which,

Mr. Karl Hiller
October 22, 2010

by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental regulations and policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, ability to recover the reserves and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Estimates of reserves may increase or decease as a result of future operations, market conditions, or changes in governmental regulations.”
          If this letter does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,
/s/ Guy Young
Guy Young

Mr. Karl Hiller
October 22, 2010

          As requested in the letter dated September 28, 2010 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K for the fiscal year ended December 31, 2009, filed March 12, 2010, filed by Callon Petroleum Company (the “Company”), the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

CALLON PETROLEUM COMPANY
By:	/s/ B.F. Weatherly
	Name:	B.F. Weatherly
	Title:	Chief Financial Officer

Oil Pricing

	Bench	Trade		Loss
	Mark	Differential	Gravity	Allowance	Transportation	Net

Medusa	$58.4358	($0.3737)	$0.2379	($0.0871)	($1.2200)	$56.9929
Habanero	$58.5438	$1.0736	($0.6915)	$0.0000	($1.4600)	$57.4659
HI 119	$58.4365	$3.8354	$0.0000	$0.0000	($0.4500)	$61.8219
EC #2	$61.8155	$0.4289	$0.0000	$0.0000	($0.1000)	$62.1444
Permian	$58.2658	$0.8846	$0.0000	$0.0000	($0.5800)	$58.5704
Other	$58.5000	$1.2200	$0.0000	$0.0000	$0.0000	$59.7200

Gas Pricing

	Bench
	Mark	Processing	Btu	BTU Factor	Mcf	Error	Net

Medusa	$4.4170	($0.0987)	$4.3183	1.1440	$4.9401	$0.0000	$4.9401
Medusa Lease fuel	$4.4170	$0.0000	$4.4170	1.0000	$4.4170	($0.2460)	$4.1710
Habanero	$4.4505	($0.0649)	$4.3856	1.2020	$5.2715	$0.0000	$5.2715
EC 257	$3.6500	$0.0000	$3.6500	1.0000	$3.6500	$0.0000	$3.6500
EC #2	$4.2644	($0.2636)	$4.0008	1.0000	$4.0008	$0.0000	$4.0008
WC 295	$4.0790	($0.1254)	$3.9536	1.0060	$3.9773	$0.0000	$3.9773
EC 109	$3.9369	$0.0000	$3.9369	1.0000	$3.9369	$0.0000	$3.9369
Mobile 908	$3.9857	$0.0000	$3.9857	1.0084	$4.0192	$0.0000	$4.0192
Mobile 908 Lease Fuel	$3.9857	$0.0000	$3.9857	1.0000	$3.9857	($0.1037)	$3.8820
HI 494	$3.3412	($0.2507)	$3.0905	1.0148	$3.1362	$0.0000	$3.1362
Permian	$3.9900	$0.0000	$3.9900	1.5010	$5.9890	$0.0000	$5.9890
Other	$4.4200	$0.0000	$4.4200	1.1060	$4.8885	$0.0000	$4.8885